FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Publicly-Held Company with Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTE OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 4TH, 2024

1.               DATE, TIME, AND PLACE: March 4th, 2024, at 06:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No 3.142, City of São Paulo, State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Sr. Christophe Hidalgo; Secretary: Sra. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs 1st and 2nd of Article 14 of the Company’s Bylaws and Articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All members of the Board of Directors attended the meeting, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann.

4.       AGENDA: To assess and resolve on: (i) the holding of a public offering for the primary distribution of common shares, to be issued by the Company, all registered, book-entry and without par value, free and clear of any encumbrances ("Shares"), to be carried out under the rite of automatic registration of distribution, intended exclusively for professional investors, as defined by Article 11 of the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), pursuant to Article 26, item II, paragraph "a", of CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), with placement efforts abroad ("Offering"); (ii) the exclusion of the preemptive right of the Company's shareholders ("Shareholders") for the subscription of the Shares to be issued under the Offering, pursuant to item I, article 172, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and article 6 of the Company's Bylaws ("Preemptive Right"); (iii) the granting of the right of priority to the Shareholders, to subscribe for up to all of the Shares to be placed through the Offering (considering the Additional Shares, as defined below), subject to the limit of the proportion of their interests in the Company's capital stock, in accordance with the procedures to be disclosed by the Company by means of a material fact ("Right of Priority" and "Priority Offer", respectively); and (iv) the authorization to the Company's Officers to perform all acts and adopt all measures necessary to carry out, formalize and improve the resolutions taken at this meeting for the implementation of the Offering, including, but not limited to, the hiring of service providers and execution of the documents related to the Offering, as well as the ratification of all acts and measures already performed in this regard.

5.       RESOLUTIONS: The members of the Board of Directors decided, unanimously and without reservations, to approve:

(i)                the Offering, subject to the terms and conditions set forth below:

(a)	the Offering will consist of the primary public distribution of, initially, 140,000,000 (one hundred and forty million) new Shares issued by the Company. Up to and including the date of completion of the Bookbuilding Procedure (as defined below), the number of Shares initially offered may, at the Company's discretion, in agreement with the Brazilian Placement Agents (as defined below), be increased by up to 100% (one hundred percent) of the total number of Shares initially offered, i.e., up to 140,000,000 (one hundred and forty million) new Shares issued by the Company, under the same conditions and at the same price as the Shares initially offered, which will attend any excess demand that may be found at the time the Price per Share (as defined below) is fixed ("Additional Shares");

(b)	the Offering will be carried out in Brazil, in a non-organized over-the-counter market, under the coordination of Banco Itaú BBA S.A. ("Lead Coordinator"), BTG Pactual Investment Banking Ltda. ("BTG Pactual"), Banco Bradesco BBI S.A. (“Bradesco BBI”), Banco J.P. Morgan S.A. (“J.P. Morgan”) and Banco Santander (Brasil) S.A. (“Santander” and, together with the Lead Coordinator, BTG Pactual, Bradesco BBI and J.P. Morgan, the "Brazilian Placement Agents"), pursuant to Law No. 6,385, of December 7, 1976 ("Securities Market Law"), in accordance with the procedures of CVM Resolution 160, of the “Regras e Procedimentos de Ofertas Públicas”, currently in force, issued by the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), and other applicable legal provisions, subject to the provisions of the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3") and the Manual of Operational Procedures of the B3 Chamber, currently in force, under the terms of the " Contrato de Coordenação, Distribuição e Garantia Firme de Liquidação de Ações Ordinárias de Emissão da Companhia Brasileira de Distribuição", to be entered into between the Company and the Brazilian Placement Agents ("Brazilian Placement Agreement");

(c)	simultaneously, placement efforts will be made abroad by Itau BBA USA Securities, Inc., BTG Pactual US Capital, LLC, Bradesco Securities, Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC (together, "International Placement Agents"), under the terms of the "Placement Agent Agreement", to be entered into between the Company and the International Placement Agents ("International Placement Agreement"), being (i) in the United States, exclusively to a limited number of qualified institutional buyers, as that term is defined in Rule 144A issued by the U.S. Securities and Exchange Commission ("SEC") in transactions exempt from registration as provided in section 4(a)(2) of the U.S. Securities Act of 1933, as amended ("Securities Act") and regulations issued pursuant to the Securities Act; and (ii) in other countries, except Brazil and the United States, for investors who are not residents in Brazil or in the United States or not incorporated under the laws of those countries, in compliance with the legislation in force in the country of domicile of each investor, provided that such investors attest in writing to their status as investors (referred to in items (i) and (ii) above), through their own term, and invest in Brazil, in accordance with the investment mechanisms regulated by the National Monetary Council ("CMN"), the Central Bank of Brazil ("BACEN") and the CVM ("Foreign Investors"), without the need, therefore, to request and obtain registration of distribution and placement of the Shares in a regulatory agency or body of the capital market, including before the SEC. The Offer will not be intended for holders of the Company's securities depositary receipts issued in the United States ("ADSs"), and such investors will only be authorized to participate in the Offering if, as Professional Investors, they invest directly in the Shares in connection with the Offer to such investors. Holders of ADSs will not be allowed to participate in the Priority Offer;

(d)	the price per Share ("Price per Share") will be fixed upon completion of the investment intentions collection procedure, which will be carried out with Professional Investors, in Brazil, by the Brazilian Placement Agents, pursuant to the Brazilian Placement Agreement, and abroad, with Foreign Investors, by the International Placement Agents, pursuant to the International Placement Agreement ("Bookbuilding Procedure"). The choice of the criteria for setting the Price per Share is justified, pursuant to article 170, paragraph 1, item III, of the Brazilian Corporation Law, insofar as the market price of the Shares (considering the Additional Shares) to be distributed will be measured based on the parameters: (i) the price of the Company's common shares on B3; and (ii) indications of interest due to the quality and quantity of demand (by volume and price) for the Shares, collected from Professional Investors, within the scope of the Bookbuilding Procedure, thus not promoting unjustified dilution of the Company's shareholders;

(e)	the Shares (considering the Additional Shares) will be placed under a firm settlement guarantee regime, to be provided by the Brazilian Placement Agents, individually and non-jointly and severally, in accordance with the individual limits, proportion and other provisions provided for in the Brazilian Placement Agreement;

(f)	the Shares (considering the Additional Shares) that are subject to placement efforts abroad by the International Placement Agents, with Foreign Investors, will be mandatorily subscribed and paid in Brazil with the Brazilian Placement Agents, in national currency, pursuant to article 19, paragraph 4, of the Securities Market Law, and through the investment mechanisms regulated by the CMN, by BACEN and CVM; and

(g)	the other characteristics of the Offering will be included in a disclosure to the market to be made in due course by the Company, pursuant to the applicable legislation.

(ii)                the exclusion of the Preemptive Right;

(iii)                the granting of the Right of Priority; and

(iv)                the authorization to the Company's Officers to perform all acts and adopt all measures necessary to carry out, formalize and improve the resolutions taken at this meeting for the implementation of the Offer, including, but not limited to, the hiring of service providers and execution of documents related to the Offer, as well as the ratification of all acts and measures already practiced in this regard.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes where drawn up. Then the meeting was resumed, the present minutes were read, found to be in accordance with and approved, and signed by all those present. São Paulo, March 4th, 2024. President: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Present members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book.

São Paulo, March 4th, 2024.

___________________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 4, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.